UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934



                      APPLIED EXTRUSION TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                    038196101
                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 269-1833

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 28, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Item 3. Source and Amount of Funds or Other Consideration. All the shares of Company Common Stock owned by the Reporting Person were purchased in open market transactions. As of May 27, 1998, the Reporting Person was the beneficial owner of 510,200 shares of Common Stock. The Reporting Person's further purchases of 69,800 shares of Common Stock are described in Schedule II hereto, which is incorporated herein by reference. The 580,000 total shares, representing 5.28% of Company Common Stock, were acquired by funds available for investment in certain of the accounts of which the Reporting Person provides management and administrative services.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 4, 1998
-----------------
Date


/s/ Kevin S. Moore
------------------
Signature


Senior Vice President and
Chief Financial Officer
The Clark Estates, Inc.
-------------------------
Name/Title

                                   SCHEDULE II


                      Transactions in Company Common Stock
                          Effected by Reporting Person
                             During Past Sixty Days


           Date          Transaction            Number of          Per Share
                            Type            Shares Purchased      Sale Price
         --------      ---------------      ----------------      ----------
         05-28-98      Market Purchase          45,000             7.38640
         05-29-98      Market Purchase           2,500             7.18500
         06-01-98      Market Purchase           1,000             7.24570
         06-05-98      Market Purchase          21,300             7.24750